

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2022

Jacob DiMartino
Chief Executive Officer
Raadr, Inc.
7950 E. Redfield Road, Unit 210
Scottsdale, Arizona 85260

   Re: Raadr, Inc.
     Offering Statement on Form 1-A
     Post-qualification Amendment No. 3
     Filed June 27, 2022
     File No. 024-11519

Dear Mr. DiMartino:

   This is to advise you that we do not intend to review your amendment.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

            Sincerely,

            Division of Corporation Finance
            Office of Technology

cc: Eric Newlan